Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Post-Effective Amendment No. 1 to the Registration Statement (No. 333-261578) on Form S-1 of Local Bounti Corporation of our report dated July, 16, 2021, relating to the consolidated financial statements of Local Bounti Corporation, appearing in the Prospectus, which is part of this Registration Statement.

As discussed in Note 3 to the financial statements, the 2020 consolidated financial statements have been adjusted related to the retroactive conversion of shares due to the Business Combination. We have not audited the adjustments to the 2020 consolidated financial statements for the retroactive conversion of shares due to the Business Combination, as described in Note 3.

We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ RSM US LLP

San Francisco, California

April 28, 2022